EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,

	2002	2003

Income (loss) from continuing operations	$(4,156)	$2,276
Add fixed charges:
Interest costs including amortization of debt issuance cost	10,602	10,233

Earnings (loss) before fixed charges	6,446	12,509
Fixed charges:
Interest expense including amortization of debt issuance costs	10,602	10,233

Earnings (deficiency) to cover fixed charges	(4,156)	2,276

Ratio of earnings to fixed charges	—	0.22